ARCH CHEMICALS, INC.
501 Merritt Seven
Norwalk, Connecticut 06851

November 14, 2006

VIA EDGAR

Nili N. Shah
Branch Chief
United States
Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Arch Chemicals, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 Form 10-Q for the Fiscal Quarter Ended March 31, 2006 Form 10-Q for the Fiscal Quarter Ended June 30, 2006 File No. 001-14601

Dear Branch Chief Shah:

Thank you for your letter dated October 31, 2006 on the above-referenced matter. In reply to your comments, Arch Chemicals, Inc. (the “Company”) is pleased to provide the following responses. For your convenience, our response follows your comments which are reproduced below.

Form 10-K for the Year Ended December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 28

Critical Accounting Policies, page 48

1.
In light of the materiality of your pension and post-retirement benefit plans, please expand your critical accounting policy disclosures in future filings to provide a sensitivity analysis regarding the effect of changes in your material assumptions, such as your discount rates, future compensation levels, expected return on plan assets, and mortality rates.

RESPONSE:

The Company will provide the requested sensitivity analysis in the Company’s future 10-K filings and will update as appropriate in its future quarterly filings.

Item 8. Financial Statements and Supplementary Data, page 53

1. Description of Business and Summary of Significant Accounting Policies, page 58

New Accounting Pronouncements, page 60

2.
You state that certain other asset retirement obligations associated with owned or leased buildings and manufacturing facilities have not been recorded because these retirement obligations have an indeterminate settlement date, and accordingly, the retirement obligation could not be reasonably estimated. Please tell us the following:

•	The reasons these obligations have an indeterminate settlement date, including your consideration of paragraph 5 of FIN 47.
•	The carrying value of all buildings and facilities which have an asset retirement obligation associated with it.
•	Of the above amount, the extent to which you have recognized an asset retirement obligation, as compared to the extent to which you have not recognized an asset retirement obligation.

RESPONSE:

The Company has not recorded asset retirement obligations associated with certain owned or leased buildings and manufacturing facilities because the retirement obligations have an indeterminate settlement date and cannot be reasonably estimated. These asset retirement obligations are associated with removal and disposal of asbestos at certain Company sites and the shutdown of other assets (e.g., landfill and waste treatment facilities).

Under paragraph 5 of FIN 47, an entity would have sufficient information to apply an expected present value technique and an asset retirement obligation would be reasonably estimable if either one of the following two conditions exists:

a)
The settlement date and method of settlement for the obligation have been specified by others. For example, the law, regulation, or contract that gives rise to the legal obligation specifies the settlement date and method of settlement. In this situation, the settlement date and method of settlement are known and therefore the only uncertainty is whether the obligation will be enforced.

b)
The information is available to reasonably estimate (1) the settlement date or the range of potential settlement dates, (2) the method of settlement or potential methods of settlement, and (3) the probabilities associated with the potential settlement dates and potential methods of settlement.

The Company’s asset retirement obligation is to remove and dispose of asbestos properly if (i) the asbestos were to become exposed or become a health hazard or (ii) the facility containing the asbestos is demolished or undergoes major renovations. Currently, the asbestos is not exposed and is not a health hazard and the Company has no plans or expectations to demolish or undertake major renovations of these facilities. In addition, these facilities are expected to be maintained by normal repair and maintenance activities that would not involve the removal of the asbestos. The Company cannot estimate the settlement date or range of settlement dates of when the asbestos would be exposed.

As for the other assets, the Company’s asset retirement obligation is based upon the future shutdown of the location or reaching capacity in the case of the landfill. Although the Company can estimate the current cost associated with these retirement obligations, the Company has no plans of ceasing operations of these facilities and the potential for reaching capacity at the landfill is estimated to be at least 50 years and potentially significantly longer. Therefore, the range of estimated settlement dates is so wide and so far out in the future as to preclude the Company from reasonably estimating the fair value of the obligation.

Consequently, (i) the first condition of paragraph 5 is not satisfied as neither a settlement date nor a range of settlement dates has been specified by another party and (ii) the second condition of paragraph 5 is also not satisfied as no information is currently available to apply an expected present value technique since (A) a settlement date or a range of potential settlement dates is either unknown or cannot be reasonably estimated and (B) the Company could not reasonably estimate probabilities even if it knew a range of settlement dates. As considered in footnote 8 to FIN 47, since the Company does not have a reasonable basis for assigning probabilities to the settlement dates, the fair value of the asset retirement obligation cannot be reasonably estimated.

Therefore, in consideration of paragraph 5, the Company concluded the retirement obligations had indeterminate settlement dates or such a wide range of potential settlement dates that no value could reasonably be estimated for the asset retirement obligations. The Company continues to monitor these assets as well as plans relating to these assets and their site locations and will record an asset retirement obligation as appropriate if circumstances change.

The total recorded value of buildings and facilities with an asset retirement obligation associated with it is approximately $8 million.  Of this amount, we have recognized an asset retirement obligation related to a recorded asset value of approximately $3 million.  These amounts represent the estimated gross value of the specific asset and do not reflect the total value of the plant at a location. For example, as it relates to asbestos, it includes only the value of the piping for which the asbestos relates and not the building or plant that the piping may run through. Also, the Company has recorded asset retirement obligations associated with leased facilities, where the Company may have little or no value on its books for these operating leases.

Revenue Recognition, page 62

3.
We note that the majority of your products are sold FOB shipping point or on an equivalent basis. Please tell us what this “equivalent basis” is and the percentage of your revenues that are sold on this equivalent basis. If material, for those products that are sold on an equivalent basis, please tell us your basis for recognizing revenue at the time of shipment. As part of your response, please clarify whether, for products sold on an equivalent basis, risk of loss of, and title to, the product is transferred to the customer at the time of shipment.

RESPONSE:

The words “equivalent basis” were included to capture terms of sale that were consistent with FOB shipping point but instead utilized different terminology. It mainly refers to terminology used outside of the U.S. However, in each case, the meaning as it relates to when title and risk of loss of product pass to the customer is the same; that is, in each case it passes to the customer at time of delivery to the carrier, whether that occurs at the plant, port or some other location. Thus the Company recognizes revenue when the item is shipped and title and risk of loss have passed to the buyer. Therefore, the Company believes its disclosure of “equivalent basis” ensures that its disclosure is complete. Total revenue recorded on an “equivalent basis” is approximately 10% of the Company’s consolidated revenue.

As result of the Staff’s inquiry, the Company in future filings will revise its disclosures in the Revenue Recognition section of Note 1 to the Consolidated Financial Statements as follows (additions to the 2005 10-K language underlined for identification):

The majority of the Company’s products are sold FOB (“free on board”) shipping point or “an equivalent basis”; that is, when product is delivered to the carrier.

U.S. Government Contracts, page 62

4.	We note that you sell and store products for the U.S. government. Please address the following:

•
Please tell us and disclose, in future filings, when risk of loss of, and title to, the product is transferred to the U.S. government. For example, please clarify whether you recognize revenue for these product sales prior to delivery.

•
Please help us understand whether these sales represent bill and hold sales. If not, please tell us why not. If so, citing relevant accounting literature, please tell us your basis for when you recognize revenue.

RESPONSE 1:

The Company, with its predecessor, has provided propellant grade hydrazine products to the U.S. Government for over fifty years pursuant to various government contracts. Currently, Arch has two facilities that support these contracts, one in Lake Charles, Louisiana, which is a production and storage facility, and one in McIntosh, Alabama, which is a storage facility. Both of these facilities are designated by the U.S. Government as a Controlled Storage Point (“CSP”) for storage of U.S. Government-owned hydrazine inventory. In the purchasing process, the U.S. Government issues an Order for Supplies and Services (DD Form 1155) to the Company with a Company representative acknowledging receipt. This is the purchase order. This order will contain a ship to address that is Arch Chemicals Lake Charles, LA. When production for the product ordered is complete and ready for inspection, the Company notifies the U.S Government and the government sends a Contract Quality Assurance inspector to qualify the product. After qualification, the government inspector accepts the product and issues the Material Inspection and Receiving Report (DD Form 250) completing the transaction. The product is then delivered to the CSP storage facility in Lake Charles, LA. If and when product is sent to the CSP in McIntosh, the U.S. Government arranges for transportation from Lake Charles.

As detailed in the Company’s contracts with the U.S. Government, title to and risk of loss of the product pass to the U.S. Government upon U.S. Government acceptance as evidenced by DD Form 250 and shipment to storage. At such time an invoice will be issued and revenue will be recognized. The Company utilizes “bill and hold” criteria for revenue recognition for these transactions. Accordingly, the Company considers AAER No. 108 (“AAER 108”), AICPA Technical Practice Aid 5100.25, and Staff Accounting Bulletin No. 104 in determining when revenue should be recognized under these contracts. Such literature requires the following attributes all to be met prior to revenue recognition. The Company’s response to each follows:

•	The risks of ownership must have passed to buyer.

Title and risk of loss pass to the buyer when the U.S. Government’s inspector approves the Material Inspection and Receiving Report (DD Form 250) for the product and the product is sent to storage. At such time, the product becomes Government-owned inventory and title and risk of loss passes at that point.

•	The customer must have made a fixed commitment to purchase the goods, preferably reflected in written documentation.

A formal written purchase order is received from the U.S. Government and acknowledged by the Company (DD Form 1155). This satisfies the fixed commitment requirement. The Company produces the propellant only when it receives an order from the Government.

1 For background, total product sales under U.S. Government contracts for the six months ended June 30, 2006 and twelve months ended December 31, 2005, 2004 and 2003 were $0 million, $5.7 million, $5.6 million and $4.5 million, respectively.

•	The buyer, not the seller, must request the transaction on a bill and hold basis. The buyer must have a substantial business purpose for ordering goods on a bill and hold basis.

The U.S. Government requires Arch to provide storage and handling facilities for the products produced under the supply contracts until the government takes physical possession.

•	There must be a fixed delivery schedule of goods. The date for delivery must be reasonable and consistent with the buyer’s business purpose.

Production and shipment is determined by the U.S. Government. The Company only produces in quantities that are requested by the government. The U.S Government arranges for shipment of goods from the Company’s CSP facility in Lake Charles and the Company has no obligation to deliver the product elsewhere, including the CSP facility in McIntosh. Physical possession is determined solely by the U.S. Government which arranges for further delivery by its own logistics team in U.S. Government-owned containers.

•	The seller must not have retained any specific performance obligations such that the earnings process is not complete.

The product is available for the government to take physical possession (and shipment to another location) without any additional performance obligations after the government inspector accepts the product and issues the Material Inspection and Receiving Report (DD Form 250).

•	The ordered goods must have been segregated from the seller’s inventory and not be subject to being used to fill other orders.

Product is clearly identified as U.S. Government property and segregated from the Company’s property.

•	The product must be complete and ready for shipment.

After inspection, product is available for shipment without further modifications.

Other Factors noted in AAER 108:

•	The date by which the seller expects payment and whether the seller has modified its normal billing and credit terms for the buyer.

An invoice is issued when the government takes title and risk of loss has passed. Payment is net 30 days from date of invoice. Payment is never dependent upon when the U.S. Government takes physical possession and over the years, the U.S. Government has been timely in its payments.

•	Seller’s past experience with bill and hold transactions.

The Company has a long history of providing such products to the U.S. Government under such terms and the transactions have been accounted for consistently over such period.

•	Does buyer have the expected risk of loss in the event of a decline in the market value of the goods.

Yes. The pricing is fixed based upon the contract and as detailed in the purchase order.

As a result of the Staff’s inquiry, the Company will in future filings revise its disclosures in the U.S. Government Contracts section of Note 1 to the Consolidated Financial Statements as follows (additions to the 2005 10-K language underlined for identification):

The Company has supply and storage contracts with the U.S. Defense Energy Support Center which principally consist of a fixed-price facility management fee for which revenue is recognized ratably over the contract period and the sale of product whereby the Company supplies product at a fixed price per pound, adjusted annually for agreed-upon cost escalations. Revenue is recognized for the U.S. Government’s product purchases when risk of loss of, and title to, the product is transferred to the U.S. Government which occurs after the product is inspected and accepted by the U.S. Government and sent to storage. Consequently, such revenue may be recognized prior to the U.S. Government taking physical possession.

20. Commitments and Contingencies, page 91

5.
We note the 2004 complaint filed by two parents seeking $40 million per plaintiff in non-economic damages and $200 million in punitive damages, as well as your disclosure that you have recorded a $3 million reserve related to your potential exposure and that you do not expect final resolution of this case, net of insurance recovery, to be material. Please address the following:

•	Please tell us how your accrual for $3 million regarding your potential exposure meets the criteria in paragraph 8 of SFAS 5, which requires accruals for probable exposures.
•
Please be advised that loss contingencies are to be recognized on a gross basis and not netted with gain contingencies, unless you meet the requirements of FIN 39 for the right of setoff. As such, your loss contingencies and your insurance recoveries should be evaluated separately for accounting and disclosure purposes. Accordingly:

-
Please tell us what your accrual for this exposure would have been at June 30, 2006, December 31, 2005, and December 31, 2004, had you accounted for the exposure on a gross basis (i.e. separately from your insurance recoveries).

-
Please also tell us what your receivable from your insurers would have been under paragraph 17 of SFAS at June 30, 2006, December 31, 2005, and December 31, 2004, had you accounted for the recoveries on a gross basis (i.e. separately from the exposure).

-	Please tell us the range of reasonably possible losses, pursuant to paragraph 10 of SFAS 5, in excess of the amount accrued, had you recognized an accrual on a gross basis.
-
In future filings, please revise your disclosures to discuss your loss contingencies separately from your insurance recoveries. Please also disclose the costs of litigating, as well as the expected timing of payments accrued and unrecognized amounts.

RESPONSE:

Paragraph 8 of SFAS 5 requires an estimated loss from a loss contingency to be accrued and charged to income when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Based upon the incident and resulting lawsuit, the Company determined it was probable that a liability had been incurred in 2004. During the second quarter of 2004, the Company estimated that a settlement value of such case was at least $3 million. At the time, this represented the Company’s best estimate of the liability (exclusive of insurance recovery considerations). As such, the requirements of SFAS 5 paragraph 8 were met and a charge to income and a corresponding liability was recorded.

December 31, 2004

As of this date, the case was still in a very early stage of discovery. The Company estimated that its liability would be at least $3 million which was the liability that was recorded. This represented the Company’s best estimate of a loss. This was based upon the nature of the case and management’s experience in accordance with paragraph 8 of SFAS 5. The Company did not setoff probable estimated exposures with insurance recoveries at this time. Counsel was not able to express any opinion as to probability of successful defense or any additional range of reasonably possible loss. Because of the early status of the case and absence of counsel’s opinion, management could not estimate any range of additional reasonably possible losses in accordance with paragraph 10 of SFAS 5.

As noted above, the Company did not apply any setoff of exposures with insurance recoveries at this time. Therefore, the Company’s accrual and reasonably possible loss would have been the Company’s actual reporting as noted above. Lastly, since the Company’s best estimate of exposure was $3 million, with the $3 million being equal to its insurance retention, there would have been no receivable to record at such time.

The following information provides the Company’s basis for recording its liability for losses (net of insurance recovery at December 31, 2005 and June 30, 2006) for the periods in question. Additionally, although the Company believes its reporting was appropriate in all cases, in response to the Staff’s direct questions of what the accrual for loss, estimated range of reasonably possible losses, and receivable from insurers would have been without regard to insurance, for each of the dates specified, this information is provided below.

December 31, 2005

During 2005, discovery was on-going and an initial mediation session was held. At that mediation, the Company offered $4 million to settle the case, which offer was rejected by the plaintiffs. In addition, the Company estimated that the potential cost of settlement, excluding insurance, could reasonably be expected to be up to approximately $20 million. As such, the Company’s range of potential loss, excluding insurance, was determined to be between $4 million and $20 million, with no figure being more likely than the other. As such, in accordance with FIN 14, when no amount within a range is better than any other amount, the minimum amount in the range should be accrued.

Per FIN 39, the general principle for offsetting assets and liabilities is that the following conditions need to be met: (i) each of the two parties owes the other determinable amounts, (ii) the reporting party has the right to set off the amount owed with the amount owed by the other party (iii) the reporting party intends to set off and (iv) the right of setoff is enforceable at law.

The Company owed the estimated loss contingency and the insurer owed the Company the estimated loss contingency in excess of $3 million so the amounts are therefore determinable. Based upon an offer from the insurer to take full control of the case and to pay its coverage on behalf of the Company in exchange for an upfront payment to the insurer of $3 million, the rights and intentions of setoff were met.

Based upon the above and the additional information provided below, the Company believes it met the requirements for setoff and its presentation and disclosure of a $3 million liability was appropriate.

However, in response to the Staff’s direct questions of what the accrual for loss, estimated range of reasonably possible losses, and receivable from insurers would have been without regard to insurance, the treatment would have been as follows:

On a gross basis, excluding insurance recovery, our accrual for this exposure would have been $4 million (in lieu of the $3 million recorded), and the Company’s upper-end of reasonably possible loss pursuant to paragraph 10 of SFAS 5 would have been an additional contingency in excess of what would have been accrued (namely, $16 million). The Company’s receivable for insurance would have been $1 million.

June 30, 2006

During June 2006, a second mediation was held. At that mediation, the Company offered $4.5 million to settle the case, which offer was rejected by the plaintiffs.

As of July 5, 2006, the Company had a written agreement in place with its insurer which required the insurer to pay the settlement amount within its insurance policy limits in excess of $3 million directly to the plaintiffs in the event of settlement. This agreement amended the policy requirement that the Company pay the entire settlement and then seek reimbursement from its insurer. As a result of such agreement, the Company believes it had effectively transferred the estimated loss liability in excess of $3 million to the insurer and therefore, this would meet all the principles and objective bases of FIN 39, and that the Company’s presentation of a $3 million liability was therefore appropriate.

Subsequent to June 30, 2006 and the effective transfer of the estimated loss liability, but prior to the Company’s filing of its 10-Q on August 2, 2006, additional negotiations were conducted. Based upon those negotiations, the Company’s range of potential loss, excluding insurance, was estimated to be between $10 million and $25 million with no figure being more likely than the other. As such, in accordance with FIN 14, when no amount within a range is better than any other amount, the minimum amount in the range should be accrued.

However, in response to the Staff’s direct questions of what the accrual for loss, estimated range of reasonably possible losses, and receivable from insurers would have been without regard to insurance, the treatment would have been as follows:

On a gross basis, excluding insurance recovery or the transfer of the loss liability, our accrual for this exposure would have been $10 million (in lieu of the $3 million recorded) and the Company’s upper-end of reasonably possible loss pursuant to paragraph 10 of SFAS 5 would have been an additional contingency in excess of what would have been accrued (namely, $15 million). The Company’s receivable for insurance would have been $7 million.

In addition to the items noted above in relation to FIN 39, the following additional information provides support for the Company’s reporting of its liability for loss, net of insurance recovery at both December 31, 2005 and June 30, 2006:

•
From a cash flow perspective as a result of the agreement, the Company paid only its retention of $3 million for the loss upon ultimate settlement of the litigation in the third quarter of 2006. The insurer directly paid the plaintiffs all amounts in excess of $3 million. This directly supports the Company’s assessment throughout the period in question.

•	Lastly, the Company believes that any other presentation or disclosure would not be representative of the exposure to the Company for such periods.

The Company also notes SAB Topic 5Y Question 1 in which the Staff states that it ordinarily objects to offsetting of a claim for recovery under insurance against a probable contingent liability. The Staff’s comments were made in light of “reports of litigation over insurance policies’ coverage ….and financial failures in the insurance industry that there are significant uncertainties regarding both the timing and ultimate realization of claims made to recover amounts from insurance carries and other third parties.” During the periods in question, there were no disputes over coverage, the insurer’s financial position was never questioned and because of the agreement in place for the insurer to pay on behalf of the Company, there was no uncertainty as to timing and realization of insurance claims. As such, the Company believes that none of the conditions existed that were the basis for the Staff’s objections as reflected in such Topic 5Y Question 1, and therefore, the Company’s presentation is appropriate based upon the above discussion.

The Company believes its net recording of the exposure was appropriate and that its balance sheets and related disclosures were fairly presented for all periods presented. It also notes that the actual final settlement amount was within the Company’s estimated range at December 31, 2005 (namely, $4 to $20 million).

Basis for recording a receivable from insurers (if the liability and receivable were to be reported on a gross basis):

For all dates in question, the following is noted with respect to any receivable from insurers:

Although not directly related but analogous to legal loss contingencies and insurance recoveries, the Company considered SOP 96-1, “Environmental Remediation Liabilities,” paragraph 140, which states, “…an asset relating to the recovery should be recognized only when realization of the claim for recovery is deemed probable. If the claim is the subject of litigation, a rebutable presumption exists that the realization of the claim is not probable.” In addition, our interpretation of AICPA Technical Practice Aid 5100.35, “Involuntary conversion- Recognition of a gain,” is that generally an asset related to insurance recovery should be recognized only when realization of the claim for recovery is probable (as the term “probable” is used in SFAS 5). In addition, a gain (that is, an expected amount of recovery in excess of the loss recognized in the financial statements) should not be recognized until all contingencies relating to the insurance claim have been met under the requirement of paragraph 17 of SFAS 5 (i.e. gain contingencies). The Company never was in a position to recognize any amounts in excess of the loss; therefore, the Company considers its threshold related to insurance and related receivable as “probable.” During all periods in reference, the Company, at minimum, considered its claim of recovery against its insurers as probable. Its basis for this assessment included the following:

•	During the period from incident until the date of final settlement, the Company was not notified of any denials or rejections of coverage by its broker or insurers.
•	There were never any disputes or threatened litigation relating to the insurance coverage for this case.
•	The Company’s insurers were highly-rated, reputable and to the best of the Company’s knowledge financially sound.
•
The insurer was significantly and actively involved in the case. Shortly after suit was filed the insurer appointed counsel to work with the Company’s counsel in the defense of the case. The insurer subsequently requested, and the Company agreed, that its counsel try the case. The insurer also took the lead role in negotiating at both mediations and in subsequent settlement discussions with the plaintiffs. From this, one would reasonably conclude the insurer recognized and accepted insurance coverage.

•	Based upon past history, the Company had not been subject to any dispute with its insurers regarding insurance coverage for cases similar in nature.
•	As of the end of December 31, 2005, the insurer had formally offered to take over the entire and complete control of the case in exchange for a payment to the insurer by the Company of $3 million.
•
As of July 5, 2006, such insurer agreed in writing to pay on behalf of the Company any settlement amount in excess of the Company’s retention of $3 million; thus, changing the policy requirement that the Company pay the amount and request reimbursement from the insurer.

During the third quarter, this case was settled and the settlement amount paid in accordance with the agreement (the Company paid $3 million and the insurer paid the balance of the settlement). In future filings as it relates to other loss contingencies, to the extent the Company does not meet the right of setoff, the Company will disclose and discuss its loss contingencies separately from its insurance recoveries. As it relates to this case, the Company does not anticipate any significant additional legal expenses associated with it. However, in future filings as it relates to other loss contingencies, it will disclose to the extent material, the costs of litigation. In addition, the Company will disclose the expected timing of payments accrued and unrecognized to the extent it is reasonably estimatable by the Company.

6.
With respect to your CCA-related personal injury lawsuits, we note your disclosures that resolution of your cases is not likely to have a material adverse effect on your consolidated financial condition, cash flow or results of operations. Please tell us whether your assessment of materiality is based on amounts net of insurance recoveries. If so, please address the following:

•
Please tell us the impact to your accounting and disclosures, had you evaluated these lawsuits separately from any potential recoveries. Specifically, please tell us the impact to your balance sheet and income statement as of and for the years ended December 31, 2005 and 2004, as well as at and for the six months ended June 30, 2006. Please also tell us whether your statement regarding immateriality would still be appropriate, had you evaluated materiality on a gross basis.

•	Please tell us the range of reasonably possible losses, pursuant to paragraph 10 of SFAS 5 in excess of the amount accrued (if any), had you recognized an accrual on a gross basis.

RESPONSE:

The Company's assessment of materiality was not based on amounts net of insurance recoveries.

7.	With respect to ACCC’s potential penalty against KAWP, please tell us and disclose the likelihood of any loss exposure and the range of reasonably possible losses, pursuant to paragraph 10 of SFAS 5.

RESPONSE:

KAWP is currently in ACCC’s leniency program. Under such program, KAWP will not incur any penalties if it cooperates with ACCC’s investigation of other parties. As KAWP intends to continue to cooperate, the Company believes it is highly unlikely that any such penalty will be assessed against KAWP. Although there is a potential loss, the Company does not believe any loss is reasonably possible, and therefore, disclosure is not required under paragraph 10 of SFAS 5.

8.
With respect to the environmental exposures you have retained from Olin and from your acquisition of Hickson, please revise your disclosures in future filings to disclose the range of additional reasonably possible losses (exclusive of any recoveries from insurance or other parties), pursuant to paragraph 10 of SFAS 5.

RESPONSE:

The Company believes no revision is necessary because it has disclosed its range of additional reasonably possible losses for the entire Company. In Note 20 on page 94 of the Company’s 2005 Form 10-K, the Company discloses the amount accrued for future environmental contingencies to be $6.3 million as of December 31, 2005. In the following paragraph in that Note, the Company’s states, “At December 31, 2005, the Company had estimated additional contingent environmental liabilities of $10.5 million.” This figure represents the high-end range, in excess of what is accrued, of reasonably possible losses. Of this $10.5 million figure, approximately $8.0 million relates to the acquisition of Hickson and $2.5 million relates to the liabilities retained from Olin.

9.
With respect to the additional contingent environmental liabilities of $10.5 million that you have estimated, please confirm that this amount does not take into account any insurance recoveries. If not, please tell us and disclose in future filings the reasonably possible additional losses separately from any insurance recoveries.

RESPONSE:

The Company confirms that such disclosure does not take into account insurance recoveries. On page 94 of the Company’s Form 10-K, the Company indicates this as it states “these amounts did not take into account any discounting of future expenditures, any consideration of insurance recoveries or any advances in technology.”

22. Restructuring and Other (Gains) and Losses, page 95

Consolidated Statements of Income, page 55

10.	Please tell us the following regarding your sale of your 50% investment in Planar Solutions:

•
We note that you recognized a gain of $10.2 million in other (gains) and losses, which is a component of income from continuing operations before taxes, equity in earnings of affiliated companies and cumulative effect of accounting change. Given that you accounted for your investment in Planar Solutions as an equity method investment prior to its disposal, please explain why you did not classify the gain on sale as part of equity in earnings of affiliated companies.

•	We note that you have assumed approximately $7 million of guarantees of Planar Solutions’ debt. Please tell us your consideration of FIN 45 in accounting for this guarantee.

RESPONSE:

Paragraph 5 of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” specifically excludes equity method investments from the scope of SFAS No. 144. However, since there is no specific GAAP guidance on classification of gains and losses on disposal of equity method investments in APB No. 18, “The Equity Method of Accounting for Investments in Common Stock”, we have considered the guidance in paragraph 45 of SFAS 144, that indicates that gains and losses from disposals of long-lived assets that are not a component of an entity should be included in income from continuing operations before taxes. The operations of an equity method investment do not appear to meet the definition of a component of an entity as defined in paragraph 41 of SFAS No. 144. In addition, paragraph B116 of SFAS No. 144 states that gains or losses on sales of long-lived assets that are not components of an entity should be classified in the same manner as impairment charges. Per paragraph 25 of SFAS 144, impairment charges are to be included within income from operations or if the term is not used, within income from continuing operations before taxes. Therefore, because there is no other definitive guidance on classification of gains or losses on disposals of equity method investees and in light of the language of SFAS No. 144 regarding classification of gains and losses on disposals of other types of assets that are not a component of entity, the Company recorded such gain on sale within other (gains) and losses which is included within income from continuing operations before income taxes. In addition, this treatment is consistent with other gains and losses that were not a component of an entity, such as recent sales of land and warehouses, which have been classified in the same line item of the income statement within income from continuing operations before income taxes. Although it is recognized that the literature referred to above is not authoritative as to equity method investees, since there is no specific guidance on classification of gains and losses on disposals of equity method investments, the Company has made a good faith effort to identify an appropriate classification of such gain based on available literature applicable to other types of assets, although we recognize that other interpretations may be possible. In the interest of transparency and in light of the absence of specific guidance in the literature, the Company has provided full disclosure of the nature and details of the gain and its location in the income statement. The Company disclosed on pages 26 and 30 under Items 6 and 7 of Part II of the Company’s 2005 Form 10-K, the amount and location of the gain on sale of this investment as well as in Note 22 on page 96 of such Form 10-K.

Additionally, the Company did not include such gain as part of equity in earnings of affiliated companies because it does not represent any such earnings. Rather, it reflects a gain on the sale of an equity investment. The Company believes that its presentation is the most meaningful to an investor. We believe that an investor would not expect to find the gain on such sale in the equity in earnings of affiliated companies line and such inclusion would make that item confusing to the investor. In addition, we believe that including it within equity in earnings of affiliated companies would not be representative of the ongoing equity in earnings of its remaining equity investments and not representative of the underlying transaction, which was the sale of the investment.

Regarding the Staff’s inquiry about guarantees, the purchaser assumed $7 million of guarantees of the joint ventures’ debt, not the Company. To clarify, in future filings, the Company will revise the disclosures as follows (additions to the 2005 10-K language underlined for identification):

Net proceeds from the sale were $10 million in cash. In addition, the purchaser assumed approximately $7 million of guarantees of the joint venture’s debt.

Item 9A. Controls and Procedures, page 97

11.
We note your disclosure that your chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC. Please revise, in future filings, your definition to also clarify, if true, that your disclosure controls and procedures were also effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whatever the case may be.

RESPONSE:

In future filings, the Company will modify the language in question to read as follows, if true (additions to the 2005 10-K language underlined for identification):

As of the end of the period covered by this report, the Company conducted an evaluation, under the supervision and with the participation of the Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”). Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that as of the end of such period such disclosure controls and procedures were effective to provide reasonable assurance that they were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act (i) is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission and (ii) is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Exhibit 31

12.
Please confirm that the inclusion of your Chief Executive Officer and Chief Financial Officer’s title was not intended to limit the capacity in which such individuals provided the certifications. In the future, eliminate reference to the CEO and CFO’s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

RESPONSE:

The Company confirms that the inclusion of the Chief Executive Officer’s and Chief Financial Officer’s title was not intended to limit the capacity in which such individuals provided the certifications. In the Company’s most recently filed 10-Q for the period ended September 30, 2006, the reference to the CEO and CFO titles in the introductory paragraph of the certifications was eliminated and the titles will not appear in future filings.

Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006

General

13.	Please address the comments above in your Forms 10-Q, as applicable.

RESPONSE:

We believe our responses above also address your comments as applied to our Forms 10-Q.

Item 1. Financial Statements, page 2

2. Share-Based Compensation, page 5

14.
You state on page 6 that your performance awards are settled in cash and that during the service period, compensation cost is recognized proportionately based on your estimate of achieving the financial targets. Please confirm to us that you recognize compensation expense for these performance awards based on the fair value, rather than the intrinsic value, of these awards at each reporting date. See paragraph 37 of SFAS 123(R). If so, please tell us why you have not recognized any cumulative effect of a change in accounting principle, pursuant to paragraph 79b of SFAS 123(R).

RESPONSE:

The Company confirms that we recognize compensation expense for these performance awards based upon fair value remeasured at each reporting date until the date of settlement in accordance with paragraph 37 of SFAS 123(R).

Prior to the adoption of SFAS 123(R), the Company recognized compensation expense using the intrinsic value method in accordance with APB No. 25, “Accounting for Stock Issued to employees,” and related interpretations. As the awards were accounted for as variable awards, at each reporting date, the Company recognized compensation expense based upon the estimate of shares that vest and the market price of the stock at such reporting date.

Upon adoption of SFAS 123(R), these awards have been liability classified and the intrinsic value or market value measured under APB 25 was equal to fair value under SFAS 123(R). Accordingly, no cumulative effect of a change in accounting principle was required. Fair value equals the market value for these awards based upon the following: (1) there are no market conditions that would affect fair value, only performance conditions that are deemed probable of being met; (2) there are no post-vesting conditions or performance conditions that affect pricing of the awards; (3) the holders of these awards have the same risks and rewards of ownership that a common shareholder would have, including participation in dividends and (4) our estimated forfeiture rate in accordance with SFAS 123(R) had no impact upon adoption.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please feel free to contact me.

Very truly yours, /s/ Louis S. Massimo
Louis S. Massimo Executive Vice President and Chief Financial Officer

cc: Melissa Rocha